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                              November 12, 2020

       Daryl J. Carter
       President and Chief Executive Officer
       Aspire Real Estate Investors, Inc.
       1920 Main Street, Suite 150
       Irvine, CA 92614

                                                        Re: Aspire Real Estate
Investors, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-11
                                                            Filed November 6,
2020
                                                            File No. 333-249285

       Dear Mr. Carter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-11 filed November 6, 2020

       Unaudited Pro Forma Condensed Combined Balance Sheet, page F-4

   1. We note that total assets on a pro forma basis does not foot correctly. Please revise accordingly.
       Unaudited Pro Forma Condensed Combined Statements of Operations, page
F-7

   2.                                                   We note that net income
(loss) attributable to noncontrolling interests for the nine months ended September 30,
2020 and for the year ended December 31, 2019 reflect net income amounts. Please revise
these amounts to reflect net (loss) for the respective periods and ensure it is revised
consistently throughout the filing.

                                                        You may contact Isaac
Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 if
 Daryl J. Carter
Aspire Real Estate Investors, Inc.
November 12, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameDaryl J. Carter
                                                          Division of
Corporation Finance
Comapany NameAspire Real Estate Investors, Inc.
                                                          Office of Real Estate
& Construction
November 12, 2020 Page 2
cc:       Daniel M. LeBey, Esq.
FirstName LastName